Bradford & Bingley

RECEIVED

2005 DEC 28 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

05013537

Tel. 01274 806106

15 December 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

dlw 12/30

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

RECEIVED
2005 DEC 28 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pre-Close Briefing – 9 December 2005

Bradford & Bingley will hold a conference call today with analysts ahead of the close period commencing 1 January 2006. The Group's preliminary results are due to be announced on 16 February 2006. This statement details the information that will be covered in today's conference call.

Overview

- We expect underlying profit before tax for the full year to be comfortably ahead of consensus at the top of the range of analysts' forecasts [1]
- The Lending business has performed well during the second half of the year, with new lending volumes significantly higher than in the first half
- The Group's net interest margin will remain stable compared to the first half
- The credit quality of our fully secured lending book remains strong. Arrears have continued to increase moderately from historically low levels but remain well within our expectations
- Our focus on improving profitability in the Retail business has continued to be successful
- Savings has performed well with good balance growth, further strengthening our funding position
- The cost reduction programme will successfully complete in 2005 and will deliver a material absolute year on year cost reduction
- Claims for compensation for mis-sold investment and endowment products in the closed IFA business are now expected to exceed the level previously provided, thereby requiring a one-off charge similar to the exceptional provision made in 2004[2]
- The Group's capital ratios remain strong and tier 1 capital will remain at the upper end of our stated 7-8% range

Commenting on the Group's performance, Steven Crawshaw, Group Chief Executive, said:

"We have driven significant improvement in lending completions in the second half. Our residential lending business has performed strongly with volumes increasing steadily over the period and we expect volumes in the second half to reach record levels. Profitability in the Retail business has increasingly benefited from improved efficiency and processes."

Lending

- We believe our specialist markets have continued to grow ahead of the mainstream mortgage market in the second half of the year
- As anticipated, we have seen strong growth in new Lending volumes in the period
- Our lending pipeline has reached record levels during the second half
- Arrears levels have continued to rise moderately and remain within our expectations
- We expect our loan impairment charge to remain low
- We have not compromised on the quality of our lending, have maintained our strict credit criteria and continue to have no exposure to unsecured lending

Retail

- We have continued to grow Retail profits as a result of our focus on simpler products and delivery processes
- Our Savings business continues to perform well with strong balance growth, particularly in our e-Savings account

Costs

- The cost reduction programme will successfully complete in 2005. Restructuring costs have been incurred in line with previous guidance as the final stages of the cost reduction programme were completed
- There has been a step change in the efficiency of the Group with cost control now firmly embedded within our culture, resulting in further improvement in the cost:income ratio

Market environment

- The fundamentals that support the housing market should remain strong for the foreseeable future. Unemployment and interest rates are low compared to historic levels and can be expected to remain stable. The housing market is showing continued evidence of stability
- The housing and mortgage markets have shown a good recovery in the second half of the year. Housing transactions and mortgage completions have increased steadily from the lows seen at the start of 2005, boosted by borrowers' confidence levels
- Mortgage affordability is still good and will continue to be supported by low and stable interest rates and reduced levels of house price inflation
- The buy-to-let market has also recovered in the second half of the year. We expect our major market to continue to outperform the wider mortgage market and its drivers remain positive in terms of both supply and demand, in both the near and longer term

Notes

1 A B&B poll of 16 analysts' estimates indicates a mean consensus for 2005 underlying profit before tax and exceptional items of £295.6m. The range of forecasts is from £280.5m to £306.0m.
2 The total exceptional charge for compensation claims in 2004 was £37.1m.

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928

Phillip McLelland
+44 (0) 1274 806112

Media Relations
Nickie Aiken
+44 (0) 20 7067 5632

Re 82-5154

15 December 2005

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2005**	**September 2005**
Outstanding current balance of mortgages	£618,020,665	£662,460,460
Number of mortgages	6,592	7,046
Average loan balance	£93,753	£94,033
Average LTV	65.73%	66.17%
Arrears:		
1 month +	0.85%	0.89%
3 months +	0.32%	0.34%
12 months +	0.05%	0.04%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 December 2005

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Executive Incentive Plan		
Period of return:	From:	15 June 2005	To:	15 December 2005
Balance under scheme from previous return:		258,010		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		258,010		
Number and *class* of *securities* originally listed and the date of admission		600,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ____

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 December 2005

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Performance Share Plan		
Period of return:	From:	15 June 2005	To:	15 December 2005
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		500,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ____________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 December 2005

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Save As You Earn Scheme		
Period of return:	From:	15 June 2005	To:	15 December 2005
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		500,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.